SUPPLEMENT
                                       TO
                                LASER STORM, INC.
                                   PROSPECTUS
                                      DATED
                                FEBRUARY 7, 1997



     On March 7, 1997, Harrison A. Price resigned as a director of the Company and on March 10, 1997, John E. McNutt, the Chief Financial Officer and Treasurer of the Company, was appointed a director of the Company to fill the vacancy created by the resignation of Mr. Price.

     Frank J. Ball, a director of the Company since 1995, was inadvertently omitted from the "Principal Shareholders" chart on page 32 of the Prospectus. Mr. Ball beneficially owns 76,250 shares of the Company's outstanding Common Stock which represented approximately 2.0% of the Company's outstanding Common Stock as of January 31, 1997. The 400,000 share figure in footnote 7 to the "Principal Shareholders" chart should be 250,000. Therefore, as of January 31, 1997, the officers and directors of the Company as a group (six persons) beneficially owned 1,244,300 shares of the Company's outstanding Common Stock which, as of such date, represented approximately 32.3% of the Company's outstanding Common Stock. As mentioned previously, Harrison A. Price resigned as a director of the Company on March 7, 1997, and, accordingly, as of the date hereof the 50,000 shares of Common Stock underlying a stock option owned by him would no longer be included in the total number of shares owned by all officers and directors as a group.

     Mr. Ball was the Executive Vice President, Operations and the General Counsel of the Company until December 1996 and October 1996, respectively, and, thus, did not receive separated compensation as a director of the Company as did Harrison A. Price and Harold Skripsky. It is currently contemplated that, of the current directors of the Company, only Harold Skripsky will be compensated as a director of the Company. See "Compensation of Directors" on page 32 of the Prospectus.

     Although Robert J. Cooney and William R. Bauerle temporarily reduced their salaries as described on page 30 of the Prospectus, the Board of Directors of the Company has directed that such reductions be accrued and paid at a later date.

                 The date of this Supplement is March 20, 1997.